SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the plan year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                             to

Commission file number: 001-10410

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HARRAH’S ENTERTAINMENT, INC.
One Caesars Palace Drive
Las Vegas, Nevada 89109

REQUIRED INFORMATION

The Harrah’s Entertainment Inc. Savings and Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan’s 2005 financial statements and supplemental schedules have been examined by Deloitte & Touche LLP, independent registered public accounting firm, and their report is included herein.

i

TABLE OF CONTENTS

Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, dated June 28, 2006 for years ended December 31, 2005 and 2004

Financial Statements as of and for the years ended December 31, 2005 and 2004, and Supplemental Schedule as of December 31, 2005

ii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Harrah’s Entertainment, Inc.
Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Harrah’s Entertainment, Inc. Savings and Retirement Plan (the ”Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) transactions in excess of 5% of the current value of plan assets for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Memphis, Tennessee
June 28, 2006

HARRAH’S ENTERTAINMENT, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments (Note 3)	$885,673,366	$796,860,497

Receivables:
Employer contributions receivable	521,091	324,538
Participant contributions receivable	1,500,749	1,091,460
Accrued investment income	461,588	419,176

Total receivables	2,483,428	1,835,174

Total assets	888,156,794	798,695,671

LIABILITIES—Accrued administrative expenses	1,201,489	448,506

NET ASSETS AVAILABLE FOR BENEFITS	$886,955,305	$798,247,165

See notes to financial statements.

HARRAH’S ENTERTAINMENT, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$30,651,825	$85,622,533
Dividends	8,313,253	8,169,743
Interest	7,647,411	7,321,259

Net investment income	46,612,489	101,113,535

Contributions:
Participant contributions	51,715,719	49,634,307
Employer contributions	14,886,096	13,043,094

Total contributions	66,601,815	62,677,401

Transfers from and to other plans and other transfers net (Note 1)	49,539,306	—

Total additions	162,753,610	163,790,936

DEDUCTIONS:
Benefits paid to participants	70,583,018	85,538,146
Administrative expenses	3,462,452	3,163,848

Total deductions	74,045,470	88,701,994

INCREASE IN NET ASSETS	88,708,140	75,088,942

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	798,247,165	723,158,223

End of year	$886,955,305	$798,247,165

See notes to financial statements.

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.        DESCRIPTION OF THE PLAN

The Harrah’s Entertainment, Inc. Savings and Retirement Plan (the ”Plan”) was established on February 6, 1990. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document and subsequent amendments thereto for more complete information.

General—The Plan is a defined contribution plan. Designated employees of Harrah’s Entertainment, Inc. and designated company affiliates (the ”Company”), who have a minimum of 90 days of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Harrah’s Operating Company, Inc. (“HOC”) is the administrator of the Plan (“Plan Administrator”). State Street Bank and Trust Company (“State Street”) is trustee of the Plan. The Plan Administrator has delegated certain of its authority to CitiStreet LLC (“CitiStreet”) for purposes of day-to-day administration and recordkeeping.

Plan Mergers and Other Transfers—On June 30, 2004, the Company acquired Horseshoe Gaming Holding Corp. Effective December 31, 2005, the Horseshoe Gaming Holding Corp. 401(k) Plan (“Horseshoe Plan”) was merged into the Plan. As a result, assets of approximately $66.4 million have been transferred into the Plan. The amounts were recorded as transfers from other plans in 2005. Participating employees of the Horseshoe Plan became eligible to participate in the Plan on January 1, 2006.

On April 26, 2005, the Company sold the East Chicago and Tunica properties to Resorts International Holdings, LLC. As a result, approximately $16.9 million in participant account balances were distributed to the Resorts Hotels and Casinos 401(k) Plan on May 11, 2005, including approximately $2.1 million in participant loans. These amounts were recorded as transfers to other plans in 2005.

On June 13, 2005, the Company acquired Caesars Entertainment, Inc. (“Caesars”). All eligible Caesars employees continue to participate in either the Caesars Entertainment 401(k) Savings Plan or the Grand Casinos 401(k) Savings Plan. These participant accounts are expected to be transferred into the Plan effective December 31, 2006.

Contributions—Each year, participants may elect to contribute a designated whole percentage of their eligible compensation, as defined in the Plan. Highly compensated employees may contribute up to 7% of eligible compensation on a pretax basis. After-tax contributions are also permitted. Effective June 1, 2005, a nonhighly compensated employee may contribute up to 50% of eligible compensation on a pretax basis; however, the pretax and after-tax contributions may not exceed 50% of eligible compensation. Prior to June 1, the maximum was 20%. Company matching contribution is 50% up to the first 6% of eligible compensation that a participant contributes to the Plan and an eligible employee is eligible for a matching contribution following the 90th day after his/her hire date. Eligible participants who attain age 50 before the Plan’s year-end are allowed to make catch-up contributions to the Plan. Contributions are subject to certain Internal Revenue Code limitations. Participants may also make rollover contributions representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings, and charged with the participant’s withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their own contributions and Company contributions into various investment options offered by the Plan, including investments in the common stock of the Company, the sponsoring employer.

Effective January 14, 2004, Harrah’s Entertainment Stock Fund was designated as an Employee Stock Ownership Plan (“ESOP”). With respect to dividends paid on shares of the Company’s common stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payments of the dividends or to leave the dividends in the Plan to be reinvested in shares of the Company common stock. Approximately $3.8 million and $3.4 million in dividends were reinvested in the Plan and approximately $0.2 million and $0.1 million were distributed to participants from the ESOP during the Plan years ended December 31, 2005 and 2004, respectively.

Vesting—Participants are vested immediately in their own contributions plus actual investment results thereon. Vesting in the Company’s contribution portion of their accounts is based on years of vesting service in which the participant is credited with at least 1,000 hours of service, as defined. A participant vests 20% per year of vesting service and is 100% vested after five years of vesting service. However, if termination of employment is caused by disability, death, or attainment of age 65, the participant becomes fully vested in all Company contributions and investment results thereon.

Forfeitures that occur during the Plan year shall first be used to the extent necessary to restore the matching and prior plan accounts of rehired participants, as defined. Any remaining forfeitures may be used to pay administrative expenses or will be included in, reduce and be considered part of the Company’s matching contribution for the Plan year. The total amount of potential forfeitures available to be used was approximately $0.6 million and $0.4 million at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005 and 2004, Company contributions were reduced by $0.3 million and $1.7 million, respectively, from forfeited nonvested accounts.

Payment of Benefits—Upon termination of employment, the participant may elect to receive vested amounts in one lump-sum distribution, in equal installments, or in the form of a direct rollover to another plan as defined by the Plan.

In-service and hardship withdrawals are allowed when certain criteria are met. Effective August 30, 2005, the Plan was amended to provide special hardship withdrawals for those participants employed at Harrah’s New Orleans Casino that were affected by Hurricane Katrina.

Participant Loans—Participants may borrow from their Plan accounts an amount not to exceed the lesser of i) $50,000 reduced by the participant’s highest outstanding loan balance during the prior 12 months or ii) 50% of the vested balance of the participant’s account. The loans are secured by the vested balance in the participant’s account and bear interest at rates commensurate with local prevailing rates. The interest rate for a loan remains fixed for the life of the loan. Repayments of loans are made in equal installments, one per pay period, over one to five years except in the case of loans used to acquire the principal residence of the participant, which shall be repaid in a reasonable term determined at the time the loan is made, not to exceed 15 years. The interest rates on outstanding loans ranged from 5% to 14% at December 31, 2005.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for its benefit-responsive investment contracts, which are valued at contract value (see Note 4). Quoted market prices are used to value investments. Shares of the Company common stock, mutual funds and common/collective trust funds are valued at the net asset value of the units or shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.        INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

	2005	2004
Harrah’s Entertainment, Inc. Stock Fund	$216,254,320	$188,874,885
SSGA Principal Accumulation Return Fund	131,603,443	116,355,382
SSGA S&P 500 Flagship Fund	124,776,690	125,563,325
SSGA Passive Bond Market Index Fund	97,226,832	94,105,462
ICM Small Cap Institutional Class Fund	68,450,010	64,402,712
Intech Large Cap Core Strategy Fund	66,238,048	*
Loan Fund	51,512,614	45,259,190
Delaware Trend Fund	40,426,966	40,976,105
Fidelity Magellan Fund	*	69,883,121

*                    Less than 5% of net assets available for benefits at year end

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Common stock	$12,960,229	$49,508,666
Mutual funds	8,225,488	18,307,470
Common/collective trust funds	9,466,108	17,806,397
	$30,651,825	$85,622,533

4.        INVESTMENT CONTRACT WITH INSURANCE COMPANY

The State Street Global Advisors (“SSGA”) Principal Accumulation Return Fund consists of units of a fund that holds benefit-responsive investment contracts. SSGA maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is included in the financial statements at contract value as reported to the Plan by SSGA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair values of the investment contracts held by SSGA as of December 31, 2005 and 2004, were approximately $117 million and $119 million, respectively. For 2005, the average yield and crediting interest rates were 4.51% and 4.55%, respectively. Upon the transfer of the assets of the Horseshoe Plan effective December 31, 2005, an investment contract formerly held by the Horseshoe Plan with another insurance company was combined into the SSGA Principal Accumulation Return Fund. The fair value of this contract at December 31, 2005, was $14.6 million. Therefore, the total fair value of the investment contracts held by the Plan is $131.6 million at December 31, 2005. For 2005, the average yield and crediting interest rates for the contract combined through the transfer were 3.89% and 3.92%, respectively. Crediting interest rates are reset on the first day of each month.

5.        RELATED-PARTY TRANSACTIONS

As sponsor of the Plan, the Company, through its wholly owned subsidiary, HOC, initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amount of approximately $72,000 and $62,000 for the years ended December 31, 2005 and 2004, respectively.

Certain Plan investments are shares of common/collective trust funds managed by SSGA. SSGA is the investment arm of State Street, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Actual fees paid by the Plan for the investment management and recordkeeping services to SSGA and CitiStreet amounted to approximately $1.9 million for both years ended December 31, 2005 and 2004, respectively. Such costs are included in administrative expenses in the accompanying financial statements.

At December 31, 2005 and 2004, the Plan held 3,033,445 and 2,823,664 shares, respectively, of common stock of the Company.

6.        PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.        FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 5, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.        RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2005 and 2004, the Plan had $516,903 and $161,765, respectively, of benefit payments approved and processed for payment, which had not been paid. These amounts will be recorded as liabilities in the Plan’s Form 5500; however, these amounts are not recorded as liabilities in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2005	2004
Net assets available for benefits per the financial statements	$886,955,305	$798,247,165
Less amounts currently payable	(516,903)	(161,765)

Net assets available for benefits per the Form 5500	$886,438,402	$798,085,400

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$70,583,018
Add amounts currently payable at December 31, 2005	516,903
Less amounts currently payable at December 31, 2004	(161,765)
Less deemed distributions	(3,653,009)

Benefits paid to participants per the Form 5500	$67,285,147

******

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Identity of Issuer, Borrower,	Current
	Lessor or Similar Party	Description of Investment	Value
*	Harrah’s Entertainment, Inc. Stock Fund	Common Stock	$216,254,320
*	State Street Global Advisors Principal Accumulation Return Fund	Common/Collective Trust Fund	131,603,443
*	State Street Global Advisors S&P 500 Flagship Fund	Common/Collective Trust Fund	124,776,690
*	State Street Global Advisors Passive Bond Market Index Fund	Common/Collective Trust Fund	97,226,832
	ICM Small Cap Institutional Class Fund	Mutual Fund	68,450,010
	Intech Large Cap Core Strategy Fund	Mutual Fund	66,238,048
*	Loan Fund	Participant loans with interest rates from 5% to 14%	51,512,614
	Delaware Trend Fund	Mutual Fund	40,426,966
	Capital Guardian International Equity Fund	Mutual Fund	34,186,536
*	State Street Global Advisors Active U.S. Large Cap Value Fund	Common/Collective Trust Fund	26,125,196
	Wells Fargo Large Company Growth Fund	Mutual Fund	15,928,439
*	State Street Global Advisors Short-Term Investment Fund	Interest-bearing cash	5,130,518
**	PIMCO Total Return Fund	Mutual Fund	4,569,876
	Europac Growth Fund	Mutual Fund	3,243,878

			$885,673,366

*                    Party-in-interest.

**             Fund available to legacy Harrah’s participants January 1, 2006.

FORM 5500, SCHEDULE H, PART IV, LINE 4j—
SCHEDULE OF 5% REPORTABLE TRANSACTION
FOR THE YEAR ENDED DECEMBER 31, 2005

	Description	Purchase	Selling		Current	Gain/
Identity of Party	of Asset	Price	Price	Expenses	Asset	Value	(Loss)
Fidelity Magellan Fund	Mutual Fund	$—	$63,284,404	$—	$66,120,113	$63,284,404	$(2,835,709)

Intech Large Cap Core Strategy	Mutual Fund	63,284,404	—	—	—	63,284,404	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

HARRAH’S ENTERTAINMENT, INC.
SAVINGS AND RETIREMENT PLAN

June 29, 2006	By:	/s/ JEFFREY SHOVLIN
Jeffrey Shovlin, Chairman,
Administrative Committee

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm